Contact:     Salah Mahyaoui + 33 -6-73-68-78-88
                  Jean-Marc Podvin +33-6-74-57-51-70

SANOFI-AVENTIS STATEMENT REGARDING U.S. FDA JOINT ADVISORY COMMITTEE RECOMMENDATION FOR KETEK® (telithromycin)

Paris, France – December 15, 2006 – Sanofi-aventis announced today that a U.S. Food and Drug Administration (FDA) Joint Advisory Committee recognized the positive benefit-risk profile and recommended continued marketing of Ketek® (telithromycin) in mild to moderate community acquired pneumonia (CAP), but recommended against continued marketing in acute exacerbation of chronic bronchitis (AECB) and acute bacterial sinusitis (ABS).

The expert Drug Safety and Risk Management Advisory Committee and the Anti-infective Drugs Advisory Committee were convened by the FDA for a two-day hearing to review the overall benefit-risk profile of Ketek.

“Sanofi-aventis respects the Advisory Committee process and the open discussion that was part of the past two days” said Doug Greene, Chief Medical Officer at sanofi-aventis US. “Sanofi-aventis will be in further discussion with the FDA regarding today’s recommendations. We treat patient safety as a matter of the highest priority, and we are committed to working to ensure that healthcare professionals continue to have the information they need to address the medical needs of their patients.”

Ketek is an important option to consider in treating mild to moderate CAP caused by susceptible pathogens, which include multidrug-resistant Streptococcus pneumoniae (MDRSP).

To date, Ketek has been used to treat more than 6 million patients in the U.S. and more than 28 million patients worldwide. Ketek is approved in more than 90 countries in North America, Europe, Asia and Latin America.

About KETEK®

KETEK® (telithromycin) is indicated in the current labeling for the treatment of infections caused by susceptible strains of the designated microorganisms in the conditions listed below for patients 18 years old and above.

  Acute bacterial exacerbation of chronic bronchitis due to Streptococcus pneumoniae, Haemophilus influenzae or Moraxella catarrhalis.
  Acute bacterial sinusitis due to Streptococcus pneumoniae, Haemophilus influenzae, Moraxella catarrhalis or Staphylococcus aureus.
  Community-acquired pneumonia (of mild to moderate severity) due to
  Streptococcus pneumoniae, (including multi-drug resistant isolates [MDRSP*]),
  Haemophilus influenzae, Moraxella catarrhalis, Chlamydophila pneumoniae or Mycoplasma pneumoniae.

Senior Vice President, Corporate Communications : Michel Labie
Vice President, Media and Brand Comminication : Salah Mahyaoui : +33 1.53.77.40.31
Vice President, Media Relations : Jean-Marc Podvin : +33 1.53.77.42.23
174 avenue de France - 75013 Paris - France - www.sanofi-aventis.com

*MDRSP, Multi-drug resistant Streptococcus pneumoniae includes isolates known as PRSP (penicillin-resistant Streptococcus pneumoniae), and are isolates resistant to two or more of the following antibiotics: penicillin, 2nd generation cephalosporins, e.g., cefuroxime, macrolides, tetracyclines and trimethoprim/sulfamethoxazole.

KETEK is contraindicated in patients with previous history of hepatitis and/or jaundice associated with the use of KETEK tablets, or any macrolide antibiotic.

KETEK is contraindicated in patients taking cisapride or pimozide and in patients with a history of hypersensitivity to telithromycin or any macrolide antibiotic.

KETEK should not be used in patients with myasthenia gravis unless no other therapeutic alternatives are available. Exacerbations of myasthenia gravis have been reported in patients with myasthenia gravis treated with KETEK. Reports have included death and life-threatening acute respiratory failure with a rapid onset in patients with myasthenia gravis treated for respiratory tract infections with KETEK.

Acute hepatic failure and severe liver injury, in some cases fatal, have been reported in patients treated with KETEK. These hepatic reactions included fulminant hepatitis and hepatic necrosis leading to liver transplant, and were observed during or immediately after treatment.

Physicians and patients should monitor for the appearance of signs or symptoms of hepatitis, such as fatigue, malaise, anorexia, nausea, jaundice, bilirubinuria, acholic stools, liver tenderness or hepatomegaly. Patients with signs or symptoms of hepatitis must be advised to discontinue KETEK and immediately seek medical evaluation, which should include liver function tests.

Pseudomembranous colitis has been reported with nearly all antibacterial agents including telithromycin, and may range in severity from mild to life-threatening.

KETEK has the potential to prolong the QTc interval of the electrocardiogram in some patients. Thus, KETEK should be avoided in patients with congenital prolongation of the QTc interval, and in patients with ongoing proarrhythmic conditions such as uncorrected hypokalemia or hypomagnesemia, clinically significant bradycardia, and in patients receiving Class IA (eg, quinidine and procainamide) or Class III (eg, dofetilide) antiarrhythmic agents.

KETEK may cause visual disturbances particularly in slowing the ability to accommodate and the ability to release accommodation. Visual disturbances included blurred vision, difficulty focusing and diplopia.

There have been post marketing adverse event reports of syncope. Patients should be cautioned about the potential effects of visual disturbance and syncope on driving or engaging in potentially hazardous activities.

Senior Vice President, Corporate Communications : Michel Labie
Vice President, Media and Brand Comminication : Salah Mahyaoui : +33 1.53.77.40.31
Vice President, Media Relations : Jean-Marc Podvin : +33 1.53.77.42.23
174 avenue de France - 75013 Paris - France - www.sanofi-aventis.com

Therapy with simvastatin, lovastatin or atorvastatin should be suspended during the course of KETEK treatment. Concomitant treatment of KETEK with rifampin, a CYP 3A4 inducer, should be avoided.

Most adverse events were mild to moderate and included diarrhea, nausea, headache, dizziness and vomiting.

Please see accompanying full prescribing information.

For additional important information, visit www.Ketek.com.

About sanofi-aventis

Sanofi-aventis is the world’s third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2005. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

U.S. Contact:  Lisa Kennedy, 908-981-6569, lisa.a.kennedy@sanofi-aventis.com
                       Emmy Tsui, 908-981-6573, emmy.tsui@sanofi-aventis.com

Senior Vice President, Corporate Communications : Michel Labie
Vice President, Media and Brand Comminication : Salah Mahyaoui : +33 1.53.77.40.31
Vice President, Media Relations : Jean-Marc Podvin : +33 1.53.77.42.23
174 avenue de France - 75013 Paris - France - www.sanofi-aventis.com